United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 33-134731

(Check One):	[_] Form 10-K [_] Form 20-F [_] Form 11-KSB [X] Form 10-Q [_] Form N-SAR [_] Form N-CSR For Period Ended: September 30, 2006

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on From 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read Instruction (on back page)Before Preparing Form. Please Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
MAVERICK BANCSHARES, INC.
Full Name of Registrant N/A
Former Name if Applicable 5353 Alpha Road
Address of Principal Executive Office (Street and Number) Dallas, Texas 75240
City State and Zip Code
PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
          N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant's management has been heavily involved in the ongoing initial public offering. As a result, the Registrant has experienced significant delays in creating the system of financial controls necessary for the preparation of this 10-QSB, which is the very first report the Registrant will be filing under the Securities Exchange Act of 1934, as amended. Consequently, the Registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-QSB for the period ended September 30, 2006 by November 14, 2006, the prescribed deadline for filing.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification: Wayne M. Woodruff 214-432-3006

(2)    Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30
          of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          None due previously

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
MAVERICK BANCSHARES, INC. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: November 13, 2006 By: /S/ Wayne M. Woodruff Wayne M. Woodruff President and Chief Executive Officer